
ADITYA BIRLA
GRASIM

082-03322

SUPPL

2010 OCT 13 A 8:32

September 17, 2010

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA




10016420

Dear Sir,

Sub: Copy of Proceedings of Annual General Meeting held on 20th August, 2010

Pursuant to Clause 31 of the Listing Application, we are sending herewith a copy of the proceedings of the 63rd Annual General Meeting of the Company held on Friday, the 20th August, 2010.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com

GRASIM INDUSTRIES LIMITED

Registered Office: Birlagram, Nagda 456 331 (M.P.)

Minutes of the Sixty Third Annual General Meeting of the Shareholders of GRASIM INDUSTRIES LIMITED held on Friday, the 20th August, 2010 at 12:30 P.M. at the Registered Office of the Company at Grasim Staff Club, Birlagram, Nagda 456 331 (M.P.)

DIRECTORS PRESENT:

Mr. B.V. Bhargava	:	Independent Director & Chairman of the Audit Committee
Mr. A.K. Dasgupta	:	Independent Director
Mr. Adesh Gupta	:	Whole Time Director & CFO
In Attendance	:	Dr. Prakash Maheshwari, Group Executive President Mr. Pavan K. Jain, Executive President Mr. Ashok Malu. Jt. President & Company Secretary

92 Shareholders holding 1,24,79,394 Equity Shares (13.61% of the total paid-up capital),including the Authorized Representatives of UTI Asset Management Company Ltd., Life Insurance Corporation of India, United India Insurance Company Ltd., The New India Assurance Company Ltd. and Oriental Insurance Company Ltd. were present in person at the meeting.

196 Shareholders holding 4,11,00,546 Equity Shares (44.81% of total paid-up Capital) were present at the meeting through Proxies.

Mr. Ashok Malu, Company Secretary of the Company welcomed the Directors and the Shareholders present at the Meeting. In the absence of Mr. Kumar Mangalam Birla, the Chairman of the Company, he then requested the Directors present to elect the Chairman of the Meeting from amongst them.

Mr. A.K. Dasgupta, Director of the Company, proposed the name of Mr. B.V. Bhargava, Director and Chairman of the Audit Committee of the Board of Directors of the Company as the Chairman of the Meeting. The above proposal was seconded by Mr. Adesh Gupta, Whole Time Director of the Company.

Thereupon, Mr. B.V. Bhargava occupied the Chair. He extended a warm welcome to the Shareholders present. He then introduced the Directors and the Executives of the Company sitting on the dais.

The Chairman of the Meeting then informed the Shareholders that the requisite quorum was present and that the Meeting was validly constituted.

The Chairman of the Meeting announced that valid Proxies, numbering 196 covering 4,11,00,546 Equity Shares (44.81% of total paid-up capital) have been received by

CHAIRMAN'S INITIAL



the Company. The Chairman then stated that the Register of Proxies was laid on the table and available for inspection of the Shareholders till the conclusion of the meeting.

The Chairman then announced that the Register of Directors' Shareholding as placed on the table in terms of Section 307 of the Companies Act, 1956 was open and available to the Shareholders for inspection during the continuance of the meeting.

The Chairman then informed that the Company has received a Certificate dated 20th May, 2010 from M/s. G.P. Kapadia & Co. the Joint Statutory Auditors of the Company confirming that the Employee Stock Option Scheme -2006 (ESOS-2006) has been implemented in accordance with the provision of the applicable SEBI guidelines and the Scheme of Arrangement pursuant to Sections 391 to 394 of the Companies Act, 1956 approved on 31st March, 2010 by the Hon'ble High Court of Madhya Pradesh, Bench Indore and that the said certificate is available to the Shareholders for inspection during the continuance of the meeting.

With the consent of the Shareholders present, the Notice dated 14th July, 2010 of the 63rd Annual General Meeting, as circulated to the Shareholders of the Company, was taken as read.

Thereafter, at the direction of the Chairman and as required under Section 230 of the Companies Act, 1956, Mr. Ashok Malu, Jt. President & Company Secretary of the Company read out the Auditors' Report dated 20th May, 2010 for the year ended 31st March, 2010 to the Shareholders of the Company. The Chairman then announced that the Auditors' Report is available for inspection to the Shareholders.

The Chairman then in his speech apprised the Shareholders on the strategic initiatives taken on board by the Company and on the excellent performance of the Company during the year 2009-10 and the plans and outlook of its various businesses. He also briefed the Shareholders on the performance of the Company for the quarter ended 30th June, 2010.

The formal Agenda of the Meeting was then taken up for approval of the Shareholders.

1. **<u>As an Ordinary Resolution as per item No.1 of the Notice</u>**:

   The Chairman proposed the following resolution as an Ordinary Resolution:

   "**RESOLVED THAT** the audited Balance Sheet as at 31st March, 2010 and the Profit & Loss Account for the year ended 31st March, 2010 and the Reports of the Directors and the Auditors of the Company as circulated to the shareholders and now laid before the meeting be and are hereby approved and adopted."

   Seconded by : Mr. Aditya Sharda, a shareholder of the Company

CHAIRMAN'S INITIAL

However, before putting the aforesaid resolution to vote, the Chairman invited questions from the Shareholders present in the Meeting. As there was no question from the Shareholders present, the Chairman then put the aforesaid resolution to vote and the same was carried unanimously on a show of hands.

2. **As an Ordinary Resolution as per item No.2 of the Notice:**

Mr. Madan Lal Maheshwari, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"**RESOLVED THAT** the payment of dividend on 91,683,571 Fully Paid-up Equity Shares of Rs. 10/- each @ Rs. 30/- (Rupees Thirty only) per Share as recommended by the Board of Directors of the Company at its meeting held on 20th May, 2010, be and the same is hereby approved."

"**RESOLVED FURTHER THAT** the dividend so declared be paid to those shareholders, whose names appeared on the Company's Register of Members:

a) as Beneficial Owners as at the end of business on 11th August 2010 as per the lists furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of the shares held in electronic form; and

b) as Members in the Register of Members of the Company after giving effect to valid share transfers in physical form lodged with the Company on or before 11th August, 2010.

Mr. Anil Ladha, a shareholder of the Company, seconded the above resolution.

Thereupon, the Chairman put the resolution for payment of dividend @ Rs.30/- per share proposed by Mr. Madan Lal Maheshwari and seconded by Mr. Anil Ladha to Vote and the same was carried unanimously on a show of hands.

At this juncture, the Chairman of the meeting informed that since the next item of agenda is regarding his re-appointment as a Director of the Company, he therefore, requested Mr. A.K. Dasgupta, Director of the Company, to occupy the Chair for conducting this item of the Agenda of the Meeting.

Mr. A. K. Dasgupta then occupied the Chair.

3. **As an Ordinary Resolution as per item No.3 of the Notice:**

Mr. Kashi Ram Sharma, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"**RESOLVED THAT** Mr. B.V. Bhargava, a Director of the Company, who retires by rotation and being eligible offers himself for re-appointment, be and is hereby re-appointed as a Director of the Company."

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Mr. M.P. Agarwal, a shareholder of the Company, seconded the above resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

Mr. A.K. Dasgupta then vacated the Chair and Mr. B.V. Bhargava again occupied the Chair.

4. **As an Ordinary Resolution as per item No.4 of the Notice:**

Mr. L.N. Sharma, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"**RESOLVED THAT** Mr. Kumar Mangalam Birla, a Director of the Company, who retires by rotation and being eligible offers himself for re-appointment, be and is hereby re-appointed as a Director of the Company."

Mr. Kailash Sharma, a shareholder of the Company, seconded the above resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

5. **As an Ordinary Resolution as set out in item No. 5 of the Notice**:

Mr. Anil Ladha, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"To appoint a Director in place of Mr. S. G. Subrahmanyan, who retires from office by rotation but has expressed his unwillingness to be re-appointed as a Director, and accordingly resolved that the resultant vacancy on the Board be filled by the appointment of Dr. Thomas M. Connelly, who is hereby appointed as a Director liable to retire by rotation, the Company already having received a notice in writing along with a deposit of Rs.500 under Section 257 of the Companies Act, 1956 from a member signifying his intention to propose Dr. Thomas M. Connelly as a candidate for the office of Director on the Board of the Company liable to retire by rotation."

Mr. Sanjay Mandloi, a shareholder of the Company, seconded the above resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

CHAIRMAN'S INITIAL

6. **As an Ordinary Resolution as set out in item No. 6A of the Notice**:

Mr. Suhas Kalale, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"**RESOLVED THAT** pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. G.P.Kapadia & Co., Chartered Accountants, Mumbai (Registration No. 104768W) and Messrs. Deloitte Haskins & Sells, Chartered Accountants, Mumbai,(Registration No. 117366W) the retiring Joint Statutory Auditors of the Company, be and are hereby re-appointed as the Joint Statutory Auditors of the Company to hold office as such from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company, at such remuneration to each of them, plus service tax as applicable and reimbursement of actual out of pocket expenses as may be incurred in the performance of their duties, as the Audit Committee / Board of Directors may fix in this behalf."

Mr. N.K. Garg, a shareholder of the Company, seconded the above resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

7. **As an Ordinary Resolution as set out in item No. 6B of the Notice:**

Mr. J. S. Tawar, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"**RESOLVED THAT** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Vidyarthi & Sons, Chartered Accountants, Lashkar, Gwalior (Registration No. 000112C) be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's Vikram Woollens Division, at Lashkar to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company, at such remuneration, plus service tax as applicable and reimbursement of actual out of pocket expenses as may be incurred in the performance of their duties, as the Audit Committee/ Board of Directors may fix in this behalf."

Mr. Vijay Dhariwal, a shareholder of the Company, seconded the above resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

CHAIRMAN'S INITIAL

8. **As a Special Resolution as set out in item No. 7 of the Notice:**

Mr. Dilip Ghocha, a shareholder of the Company, proposed the following Resolution as Special Resolution:

"**RESOLVED THAT** in terms of Article 169 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309, 311 and 314, read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 (the said Act) and all guidelines for managerial remuneration issued by the Central Government from time to time, consent of the Company be and is hereby accorded to the continuance of Mr. Shailendra K. Jain as a Whole Time Director of the Company as per reappointment ,subject to the approval of the Shareholders, made by the Board for the period 1st December, 2009 to 31st March, 2010, on the remuneration as hereunder:

(a) Basic Salary: Rs. 11,75,000 per month

(b) Special Allowance: Rs. 10,11,900 per month

(c) All other allowances, benefits and perquisites, which also include Stock Option Plan, if any, as per the Rules of the Company as are applicable to the Senior Executives of the Company.

(d) All other then existing terms of remuneration of Mr. Jain including the Performance Linked Variable Pay and perquisites, as approved by the shareholders of the Company at the Annual General Meetings of the Company held on 25th August, 2006 and modified on 2nd August, 2008 remaining unchanged."

Mr. B. N. Tiwari, a shareholder of the Company, seconded the above resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

9. **As an Ordinary Resolution as set out in item No. 8 of the Notice:**

Mr. Santosh Sharma, a shareholder of the Company, proposed the following Resolution as an Ordinary Resolution:

"**RESOLVED THAT** pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, Mr. Shailendra K.Jain be and is hereby elected and appointed as a Director of the Company liable to retire by rotation."

Mr. Aditya Sharda, a shareholder of the Company, seconded the above resolution.

CHAIRMAN'S INITIAL

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

10. As a Special Resolution as set out in item No. 9 of the Notice:

Mr. Anil Ladha, a shareholder of the Company, proposed the following Resolution as a Special Resolution

"**RESOLVED THAT** in terms of Article 169 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309, 311 and 314, read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 (the said Act) and all guidelines for managerial remuneration issued by the Central Government from time to time, consent of the Company be and is hereby accorded for the appointment of Mr. Adesh Gupta as a Whole Time Director of the Company for the period and upon on the following terms and conditions including remuneration with further liberty to the Board (which term shall include any Committee, if any, constituted or to be constituted by the Board) from time to time to alter the said terms and conditions of appointment and remuneration of Mr. Gupta in the best interests of the Company and as may be permissible at law, viz.:

1. Period:

   Five years with effect from 3rd October, 2009 with liberty to either party to terminate the appointment on three months' notice in writing to the other.

2. Remuneration:

   (a) Basic Salary of Rs.5,67,500 (Rupees Five lacs sixty seven thousand five hundred only) per month with such increments as may be decided by the Board from time to time, subject however to a ceiling of Rs. 9,00,000 (Rupees Nine lacs only) per month as Basic Salary.

   (b) Special Allowance of Rs. 6,29,800 (Rupees Six lacs twenty nine thousand eight hundred only) per month, with such increments as may be decided by the Board from time to time, subject however to a ceiling of Rs. 12,00,000 (Rupees Twelve lacs only) per month. This allowance, however, will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

   (c) Performance Bonus linked to the achievement of targets as may be decided by the Board subject to a maximum of Rs. 1,20,00,000 (Rupees One crore twenty lacs only) per annum.

   (d) Long-term Incentive Compensation (LTIC) including Stock Option Plan, if any, as per the Scheme applicable to the Senior Executives of the Company / Aditya Birla Group including that of any parent / subsidiary company.

3. Perquisites:

(a) Housing: Free furnished accommodation and reimbursement of other expenses for the upkeep and maintenance thereof as per the Rules of the Company.

(b) Medical Expenses: Reimbursement of expenses incurred in India for self and family at actuals (including domiciliary medical and insurance premium for hospitalization policy, as applicable).

(c) Leave Travel Expenses: Leave Travel Expenses for self and family, subject to a ceiling of one month's basic salary for a year as per the Rules of the Company.

(d) Club Fees: Fees of One Corporate Club in India (including admission and membership fee).

(e) Personal Accident Insurance Premium for self and family as per the Rules of the Company.

(f) i) Company's contribution towards Provident Fund and Superannuation Fund, on Basic Salary as per the Rules of the Company.

ii) Gratuity calculated on Basic Salary as per the Rules of the Company.

(g) Upto two Cars for use on Company's business.

(h) Leave and encashment of leave, in accordance with the Rules of the Company.

(i) Other Allowances/benefits/ perquisites: Any other allowances, benefits and perquisites as per the Rules applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowance, perquisites as the Board may from time to time decide.

(j) Any other one time periodic retirement benefits as may be decided by the Board at the time of retirement.

4. Subject as aforesaid, the Whole Time Director shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

5. The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956, read with Schedule XIII to the said Act or any statutory modifications or re enactment thereof for the time being be in force, or otherwise as may be permissible at law.

CHAIRMAN'S INITIAL

6. For the purposes of Gratuity, Provident Fund, Superannuation and other like benefits, if any, the service of Mr. Gupta, Whole Time Director will be considered as continuous service with the Company from the date of his joining the Aditya Birla Group.

7. The Board be and is hereby authorized to revise the remuneration and perquisites payable to Mr. Gupta from time to time. The next revision in his salary will be effective from 1st July, 2010.

8. So long as Mr. Gupta functions as the Whole Time Director of the Company he shall not be subject to retirement by rotation and shall not be paid any fees for attending the meetings of the Board of Directors of the Company or any Committee(s) thereof.

9. Though, considering the provisions of Section 314(1) of the Companies Act, 1956, Mr. Gupta would not be holding any office or place of profit by his being a mere director of the Company's subsidiaries /Joint Ventures, approval be and is hereby also granted by way of the abundant caution for him to accept the sitting fees / commission paid / payable to other directors for attending meetings of Board(s) of Directors / Committee(s) of subsidiaries / Joint Ventures of the Company or companies promoted by the Aditya Birla Group.

10. Where in any financial year comprised by the period of appointment, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid to Mr. Gupta in accordance with the applicable provisions of Schedule XIII of the Act and subject to the approval of the Central Government, wherever required."

Mr. Dilip Ghocha, a shareholder of the Company, seconded the above resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands

11. <u>As a Special Resolution as set out in item No. 10 of the Notice:</u>

Mr. Virendra Mishra, a shareholder of the Company, proposed the following Resolution as a Special Resolution:

"**RESOLVED THAT** in terms of Article 169 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309, 311 and 314, read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 (the said Act) and all guidelines for managerial remuneration issued by the Central Government from time to time, consent of the Company be and is hereby accorded for the appointment of Mr. K.K. Maheshwari as a Whole Time Director of the Company for the period and upon the terms as to remuneration and perquisites as set out below with liberty to the Board (which term shall include any Committee constituted or to be constituted by the Board) from time to time to alter the said terms in such manner as may

Orient Press Ltd.

CHAIRMAN'S INITIAL



be agreed to between the Board and Mr. Maheshwari and as may be permissible at law.

1. Period:

Five years w. e. f. 20th May 2010 with the liberty to either party to terminate the appointment on three months' notice in writing to the other.

2. Remuneration:

a) Basic Salary of Rs.10,50,000 (Rupees Ten lacs fifty thousand only) per month with such increments as may be decided by the Board from time to time, subject however to a ceiling of Rs.16,00,000 (Rupees Sixteen lacs only) per month as Basic Salary.

b) Special Allowance of Rs.7,99,200 (Rupees Seven lacs ninety-nine thousand two hundred only) per month, with such increments as may be decided by the Board from time to time, subject however to a ceiling of Rs 18,00,000 (Rupees Eighteen lacs only) per month. This allowance however will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

c) Performance Bonus linked to the achievement of targets as may be decided by the Board subject to a maximum of Rs.2,25,00,000 (Rupees Two crore twenty five lacs only) per annum.

d) Long-term Incentive Compensation (LTIC) including Stock Option Plan, if any, as per the Scheme applicable to the Senior Executives of the Company / Aditya Birla Group including that of any parent / subsidiary company.

3. Perquisites:

a) Housing: Free furnished accommodation and reimbursement of other expenses for the upkeep and maintenance thereof as per the Rules of the Company or HRA @ 50% of Basic Salary in lieu of Company provided accommodation.

b) Reimbursement of salaries payable to Servant / Gardener – subject to a ceiling of Rs. 36,000 per annum.

c) Two Cars for use on Company's business.

d) Medical Expenses: Reimbursement of expenses incurred in India for self and family at actuals (including domiciliary medical and insurance premium for hospitalization policy, as applicable).

e) Leave Travel Expenses: Leave Travel Expenses for self and family in accordance with the Rules of the company.

f) Club Fees subject to a maximum of two clubs.

CHAIRMAN'S INITIAL

g) Personal Accident Insurance Premium for self and family as per the Rules.

h) i) Company's contribution towards Provident Fund and Superannuation Fund, on Basic Salary as per the Rules of the Company.

ii) Gratuity calculated on Basic Salary as per the Rules of the Company.

i) Leave and encashment of leave, in accordance with the Rules of the Company.

j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

k) Other Allowances / benefits / perquisites: Any other allowances, benefits and perquisites as per the Rules applicable to the Senior Executives of the Company and / or which may become applicable in the future and / or any other allowance, perquisites as the Board may from time to time decide.

l) Any other one time periodic retirement benefits as may be decided by the Board at the time of retirement.

4. Subject as aforesaid, the Whole Time Director shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

5. The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956, read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being be in force, or otherwise as may be permissible at law.

6. For the purposes of Gratuity, Provident Fund, Superannuation and other like benefits, if any, the service of Mr. K. K. Maheshwari, Whole Time Director will be considered as continuous service with the Company from the date of his joining the Aditya Birla Group.

7. The Board of Directors be and is hereby authorised to revise the remuneration and perquisites payable to Mr. Maheshwari from time to time. The next revision in salary will be effective from 1st July, 2010.

8. Where in any financial year, the Company has no profits or its profits are inadequate, the forgoing amount of remuneration and benefits shall be paid to Mr. Maheshwari subject to the applicable provisions of Schedule XIII of the Companies Act, 1956.

9. So long as Mr. Maheshwari functions as the Whole Time Director of the Company he shall not be subject to retirement by rotation and shall not be paid any fees for attending the meetings of the Board of Directors of the Company or any Committee(s) thereof.

10. Though, considering the provisions of Section 314(1) of the Companies Act, 1956, Mr. Maheshwari would not be holding any office or place of profit by his being a mere director of the Company's subsidiaries/Joint Ventures, approval be and is hereby also granted by way of the abundant coution for him to accept the sitting fees / commission paid / payable to other directors for attending meetings of Board(s) of Directors / Committee(s) of subsidiaries/ Joint Ventures of the Company or companies promoted by the Aditya Birla Group."

Mr. Anil Ladha, a shareholder of the Company, seconded the above resolution.

Thereupon, the above resolution was put to Vote and the same was carried unanimously on a show of hands.

The Chairman then declared the meeting as over and thanked the shareholders present for their co-operation in the smooth conduct of the meeting.

CHAIRMAN OF THE MEETING

Date: 16-09-2010

CHAIRMAN'S INITIAL




ADITYA BIRLA
GRASIM

September 18, 2010

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Sub: Allotment of 1,241 Shares under Employee Stock Option Scheme, 2006

This is to inform you that the Shareholders Grievance/ Allotment & Transfer Committee of the Board of Directors of the Company has allotted 1,241 (One Thousand Two Hundred and Forty-one only) Equity Shares on 17th September, 2010 under the Company's Employee Stock Option Scheme, 2006. The said 1,241 Shares shall rank pari passu with the existing equity shares of the Company in all respect.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com